06003799

AB 3/9/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 22 2006 WASH, D.C. 203 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARROW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 WESTCHESTER AVENUE, SUITE 203
(No. and Street)

PURCHASE (City) NEW YORK (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN G. RUBENSTEIN 914-251-1086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

120 ALBANY STREET, SUITE 201 NEW BRUNSWICK, NEW JERSEY 08901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVEN G. RUBENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARROW INVESTMENTS, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2006

Notary Public

LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arrow Investments, Inc.
Table of Contents
December 31, 2005 and 2004

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
Arrow Investments, Inc.:

We have audited the accompanying statements of financial condition of Arrow Investments, Inc. (an S corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown P.C

January 20, 2006

Arrow Investments, Inc.
Statements of Financial Condition
For the Years Ended December 31, 2005 and 2004

	2005	2004
Assets		
Current assets		
Cash	$ 72,649	$ 70,546
Investments-warrants, at cost	3,300	3,300
Prepaid expenses	4,245	7,096
Total current assets	80,194	80,942
Furniture and equipment - net	--	--
	$ 80,194	$ 80,942
Liabilities and Stockholders' Equity		
Current liabilities		
Due to related party	$ 4,200	$ --
Income taxes payable	100	100
Total current liabilities	4,300	100
Commitments and contingent liabilities		
Stockholders' equity		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding	1	1
Additional paid-in capital	47,249	47,249
Retained earnings	28,644	33,592
Total stockholders' equity	75,894	80,842
	$ 80,194	$ 80,942

The Notes to Financial Statements are an integral part of these statements.

Arrow Investments, Inc.
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Service fees	$ 23,749	$ 69,370
Expenses		
Licenses and regulatory fees	11,373	10,829
Insurance	374	380
Bank charges	50	125
Travel	--	15,077
Depreciation	--	438
Professional fees	4,800	4,800
Rent	4,800	4,800
Salary	6,000	6,000
Telephone	1,200	1,200
	28,597	43,649
(Loss) income before provision for income taxes	(4,848)	25,721
Provision for income taxes	100	100
Net (loss) income	$ (4,948)	$ 25,621

The Notes to Financial Statements are an integral part of these statements.

Arrow Investments, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
January 1, 2004	80	$ 1	$ 30,449	$ 7,971	$ 38,421
Additional paid-in capital			16,800		16,800
Net income				25,621	25,621
December 31, 2004	80	1	47,249	33,592	80,842
Net loss				(4,948)	(4,948)
December 31, 2005	80	$ 1	$ 47,249	$ 28,644	$ 75,894

The Notes to Financial Statements are an integral part of these statements.

Arrow Investments, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net (loss) income	$ (4,948)	$ 25,621
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	--	438
Changes in assets and liabilities:		
Accounts receivable	--	4,000
Prepaid expenses	2,851	(96)
Due to related party	4,200	--
Unearned revenue	--	(1,333)
Net cash provided by operating activities	2,103	28,630
Cash flows provided by investing activities		
Additional paid-in capital	--	16,800
Net change in cash	2,103	45,430
Cash		
Beginning of year	70,546	25,116
End of year	$ 72,649	$ 70,546
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	$ 100	$ 100

The Notes to Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations
Arrow Investments, Inc. ("the Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Its customers are located throughout the United States.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation charges with respect to furniture and equipment have been made by the Company on the straight-line method over the estimated useful lives of the assets; 5 years for furniture and equipment.

Expenditures for maintenance and repairs are charged to revenues as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in property and equipment.

For furniture and equipment not fully depreciated, which is retired or sold, the cost of the asset is credited to the respective asset account, and the related accumulated depreciation is charged to the accumulated depreciation account. The gain or loss from sale or retirement of furniture and equipment is reflected in the statements of operations.

At December 31, 2005 and 2004, furniture and equipment consists of computers with a cost of $3,750 and accumulated depreciation of $3,750. Depreciation for the years ended December 31, 2005 and 2004 amounted to $-0- and $438, respectively.

Investments - Warrants
The Company invested in warrants issued by NASD Stock Market, Inc. The investments are carried at cost. The cost approximates market value.

Revenue Recognition
The Company receives commissions for placing orders with mutual funds for their clients as well as acting as a Placement Agent for private equity offerings and records the related revenue and expenses on a trade-date basis. For the years ended December 31, 2005 and 2004, the Company earned commissions in the amount of $23,749 and $29,037, respectively and received retainer fees of $-0- and $40,333, respectively. These retainer fees have been included in service fee revenue.

Income Taxes
The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes represents a New York State corporation minimum tax surcharge.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $68,349 and $70,446, respectively. These amounts were in excess of their required net capital of $5,000 by $63,349 in 2005 and $65,446 in 2004. At December 31, 2005 and 2004, the Company's aggregate indebtedness to net capital ratio were .0629 to 1 and .0014 to 1, respectively.

3. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

4. Concentrations

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

5. Related Party Transactions

The Company has an expense sharing agreement with a company (the affiliate) whose shareholders are also the shareholders of the Company (see Note 6). The affiliate pays certain general and administrative expenses on behalf of the Company. For the years ended December 31, 2005 and 2004, the affiliate charged the Company $16,800 in accordance with the expense agreement. At December 31, 2005 and 2004, amounts due to related party were $4,200 and $-0-. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2005, therefore, have been included in the statements of financial condition as current.

6. Commitments and Contingencies

The Company's overhead expenses are paid by an affiliate (see Note 5). The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

7. Income Taxes

For the year ended December 31, 2005 and 2004, the current provision for income taxes amounted to $100.

At December 31, 2005, the Company had a net operating loss carryforward for state income tax purposes of approximately $30,900 available to offset future taxable income, which expire through 2025.

SUPPLEMENTARY INFORMATION

Arrow Investments, Inc.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31 2005 and 2004

	2005	2004
Net capital		
Total stockholders' equity	$ 75,894	$ 80,842
Deductions and/or charges		
Nonallowable assets		
Investments - warrants	(3,300)	(3,300)
Prepaid expenses	(4,245)	(7,096)
Furniture and equipment	--	--
Net capital	$ 68,349	$ 70,446
Aggregate Indebtedness		
Items included in statement of financial condition		
Due to related party	$ 4,200	$ --
Income taxes payable	100	100
Total aggregate indebtedness	$ 4,300	$ 100
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 1	$ 1
Minimum net capital under rule 15c3-1(a)(2)(i)	$ 5,000	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i)]	$ 5,000	$ 5,000
Excess Net Capital at 1000%	$ 67,919	$ 70,436
Excess Net capital at 1500%	$ 68,062	$ 70,439
Ratio: Aggregate Indebtedness to Net Capital	0.0629 to 1	0.0014 to 1

See Independent Auditors' Report

Arrow Investments, Inc.
Reconciliations Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Years Ended December 31 2005 and 2004

	2005	2004
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2005 and 2004) Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 68,349	$ 70,546
Adjustment for income taxes payable	--	(100)
Net capital per audited financial statements	$ 68,349	$ 70,446

See Independent Auditors' Report

Arrow Investments, Inc.
Other Information
December 31, 2005

1. **Information relating to the possession or control requirements under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2005.

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members,
Arrow Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Arrow Investments, Inc., (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Reconciliation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Arrow Investments, Inc., to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

January 20, 2006